FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2002.
Total number of pages: 4.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number	Page Number
1. [Announcement of Semi-annual Financial Information]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date:	October 1, 2002	By:	/s/ MASANORI ITATANI
Masanori Itatani Director

October 1, 2002

ANNOUNCEMENT OF SEMI-ANNUAL FINANCIAL INFORMATION

Nomura Holdings, Inc. plans to announce at 1500 JST on October 31 its financial information for the six months ended September 30, 2002. The financial information and presentation materials will be available on our Web page (www.nomura.com) twelve hours after the announcement.

A real-time broadcast (audio only) of the telephone conference is scheduled to be delivered on our Web page (www.nomura.com).

Schedule for telephone conference: November 1, 2002	2200 (JST)

0900 (New York time)

1400 (UK time)

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.